UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.)*

ALGOMA STEEL GROUP INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

015658107
(CUSIP Number)

Stephen D. Lane Chief Financial Officer Maple Rock Capital Partners Inc. 21 St. Clair Avenue East, Suite 1100 Toronto, Ontario, M4T 1L9, Canada (416) 619-0705
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015658107	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
Maple Rock Capital Partners Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,092,091 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,092,091 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,092,091 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1.	See Item 5

CUSIP No. 015658107	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
Xavier Majic

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,092,091 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,092,091 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,092,091 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	See Item 5

CUSIP No. 015658107	Page 4 of 7 Pages
Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to Rule 13d-1(e) under the Act, with respect to the Common Shares, no par value (the “Common Shares”), of Algoma Steel Group Inc. (the “Issuer” or the “Company”) that the Reporting Persons (as defined herein) are deemed to beneficially own.  The Company’s principal executive offices are located at 105 West Street, Sault Ste. Marie, Ontario, P6A 7B4, Canada.

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is being filed by Maple Rock Capital Partners Inc., a corporation incorporated under the laws of Canada (the “Manager”), and Xavier Majic, a citizen of Canada (“Mr. Majic” and, together with the Manager, the “Reporting Persons”).

This Schedule 13D relates to the Common Shares held directly by Maple Rock Master Fund LP, a private fund organized under the laws of the Cayman Islands (the “Master Fund”).  The Manager is an SEC-registered investment advisor to private funds, including the Master Fund.  Mr. Majic is the indirect sole owner of the Manager.  In such capacities, each of the Manager and Mr. Majic may be deemed to beneficially own the Common Shares held directly by the Master Fund.

The officers of the Manager (the “Officers”) are Mr. Majic, who serves as Chief Executive Officer and Chief Investment Officer, and Stephen D. Lane, who serves as Chief Financial Officer and Chief Compliance Officer.

The address of the principal office for each of the Reporting Persons and Officers is 21 St. Clair Avenue East, Suite 1100, Toronto, Ontario, M4T 1L9, Canada.

(d) None of the Reporting Persons and none of the Officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons and none of the Officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Upon closing of the merger of the Issuer with Legato Merger Corp on October 19, 2021, and the Common Shares being registered under Section 12(b) of the Act, the Reporting Persons were issued 4,090,873 Common Shares and earnout rights to 2,045,426 Common Shares in connection with the Reporting Persons’ equity interests in the ultimate parent company of the Issuer. The 2,045,426 Common Shares were issued for the earnout rights on February 17, 2022, for an aggregate 6,136,299 Common Shares.  Since that time, the Reporting Persons have net sold 44,208 Common Shares.  None of the Reporting Persons and none of the Officers have effected any transactions in Common Shares, or derivatives thereon, since the Reporting Persons’ most recent filing on Schedule 13G, filed on February 14, 2024.

The Reporting Person may effect purchases of the Common Shares through margin accounts maintained for the Master Fund with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in the Common Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Common Shares.

The source of the funds used to acquire the Common Shares reported herein was the working capital of the Master Fund.

CUSIP No. 015658107	Page 5 of 7 Pages
Item 4.	Purpose of Transaction

The Reporting Persons initially acquired the Common Shares for investment purposes.  In connection with their regular review of their investment in the Issuer, and based on current market conditions and other factors, the Reporting Persons have changed their intent and have engaged in, and expect to continue to engage in, communications with, among others, members of the Issuer’s management, members of the Issuer’s board of directors (the “Board”), shareholders of the Issuer, and/or other persons, regarding, among other things, Issuer operations, governance, control, and other matters related to the Issuer.  Towards that end, on October 25, 2024, the Reporting Persons sent a letter to the Board requesting to engage with the Board in a constructive dialogue on the Issuer’s trajectory and leadership.  In particular, among other things, the Reporting Persons are seeking to engage in discussions with the Board, which may include an increase in the size of the Board and the designation by the Reporting Persons of an individual for appointment to the Board.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review, reconsider and/or change their position or purpose or formulate different plans or proposals with respect thereto.  At any time and from time to time, the Reporting Persons may, in connection with monitoring and evaluating their investment in the Issuer, and after giving consideration to, among other things, any communications about the Issuer, market conditions, contractual restrictions, legal restrictions, and/or other conditions, formulate a plan, proposal or other course of action which may relate to or result in, among other things and without limitation: (i) the purchase of additional Common Shares, options, or related derivatives in the open market, in privately negotiated transactions, or otherwise; (ii) the sale of all or a portion of the Common Shares, options, or related derivatives now beneficially owned or hereafter acquired by them; (iii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (iv) seeking to influence or change the present Board or management of the Issuer, including but not limited to with respect to the business and affairs of the Issuer; or (v) any of the other matters referred to in the instructions to Item 4 of Schedule 13D.  The Reporting Persons may consider pursuing such plans, proposals, or other courses of action with the Issuer’s management, the Board, other Issuer shareholders, or other persons.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Persons may be deemed the beneficial owners of 6,092,091 Common Shares held directly by the Master Fund, which amount represents approximately 5.9% of the Common Shares outstanding.  The percentage reported herein is based on 104,123,072 Common Shares outstanding as of June 30, 2024, as reported in Exhibit 99.3 to the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on August 14, 2024.

(b) The Reporting Persons have shared voting power and shared dispositive power over 6,092,091 Common Shares.

(c) None of the Reporting Persons and none of the Officers has engaged in any transaction with respect to the Common Shares during the 60 days prior to the date of filing of this Schedule 13D.

(d) The Master Fund has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

In connection with filing this Schedule 13D jointly, pursuant to Rule 13d-1(k)(1) under the Act, the Reporting Persons entered into a Joint Filing Agreement, dated October 25, 2024, which is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 015658107	Page 6 of 7 Pages
Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 – Joint Filing Agreement, dated October 25, 2024.

CUSIP No. 015658107	Page 7 of 7 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

October 25, 2024

Maple Rock Capital Partners Inc.

	By:	/s/ Stephen D. Lane
Stephen D. Lane, Chief Financial Officer

Xavier Majic
/s/ Xavier Majic